Exhibit 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intersil Corporation:

We consent to the use of our reports dated March 2, 2009, with respect to the consolidated balance sheets of Intersil Corporation and subsidiaries as of January 2, 2009 and December 28, 2007, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 2, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 2, 2009, incorporated herein by reference.

Our report refers to the adoption by Intersil Corporation of the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of December 30, 2006.

/s/ KPMG LLP

December 2, 2009

Orlando, Florida

Certified Public Accountants